================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                October 23, 2001


                             C-MAC INDUSTRIES INC.
                (Translation of Registrant's Name Into English)

                     1010 Sherbrook Street West, Suite 1610
                            Montreal, Quebec, Canada
                                    H3A 2R7
                                 (514) 282-7629
                    (Address of Principal Executive Offices)

                            -----------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [ ]            Form 40-F [X]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ]        No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)


================================================================================

     C-MAC SCHEDULES SPECIAL MEETING OF SECURITYHOLDERS TO APPROVE COMBINATION WITH SOLECTRON CORPORATION

     MONTREAL, QUEBEC, OCTOBER 19, 2001 - C-MAC Industries Inc. ("C-MAC") announces that, pursuant to an interim order of the Superior Court of Justice (Quebec), the special meeting of C-MAC securityholders to vote on the approval of an arrangement between C-MAC and Solectron Corporation, will be held on November 28, 2001 at 11:00 a.m. local time at the Marriott Chateau Champlain, 1050 de la Gauchetiere Street West, Montreal, Quebec.

     The interim order also provides that the record date for the determination of the holders of C-MAC common shares and C-MAC options entitled to vote at this special meeting will be as of the close of business on October 19, 2001. C-MAC will mail in the coming days a circular to its shareholders containing information about C-MAC, Solectron, the arrangement, the persons soliciting proxies relating to the arrangement and related matters. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE CIRCULAR CAREFULLY.

     Based on preliminary results as of October 19, 2001, C-MAC believes that revenue and net earnings before goodwill amortization for the thirteen-week period ended September 30, 2001 will be significantly below indications given in the August 9, 2001 press release announcing the execution of the combination agreement with Solectron. Revenue for the third quarter is expected to be between Cdn$415- Cdn$420 million compared to Cdn$575 million previously estimated. The shortfall is due in part to the delay in closing the transaction with Nortel Networks announced on October 3, which had been expected to close in the third quarter, and in part due to continuing deterioration in market conditions over the course of the quarter as a result of continued slowdown in telecommunication equipment sales around the world as well as weak overall economic conditions. It is expected that revenue from Nortel Networks represented approximately 33% of C-MAC's revenue in the third quarter compared to approximately 51% for the previous quarter. As a result, net earnings before goodwill amortization and restructuring charges per share are expected to be a loss of between Cdn$0.20-Cdn$0.25 compared to net earnings before goodwill amortization per share of Cdn$0.10-Cdn$0.15 as previously estimated. To adjust to current market conditions C-MAC will take restructuring charges in the third quarter amounting to approximately Cdn$30 million.

     ABOUT C-MAC

     C-MAC is a leading internationally diversified designer and manufacturer of integrated electronic manufacturing solutions, from components to full systems, primarily serving the communications, automotive, instrumentation, defense and aerospace industries worldwide. C-MAC's services also include product design, supply-chain management, and assembly and testing. C-MAC, based in Montreal, has more than 9,000 employees at 51 sites in North America, Europe and Asia. C-MAC stock is traded on The Toronto Stock Exchange (CMS) and the New York Stock Exchange (EMS). For additional information, visit our web site at http://www.cmac.com

     Copies of the circular will be available to the public on the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators at www.sedar.com. In addition, the circular will also be available free of charge from the Secretary of C-MAC at 1010 Sherbrooke Street West, Suite 1610, Montreal, Quebec, Canada H3A 2R7, Telephone: (514) 282-7629. READ THE CIRCULAR

REGARDING THE ARRANGEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ARRANGEMENT.

     You may also obtain free copies of the registration statement on Form S-4 that Solectron has filed with the U.S. Securities and Exchange Commission, which contains the proxy statement/prospectus that will be sent to Solectron shareholders in connection with the arrangement, through the web site maintained by the SEC at www.sec.gov. You may also read and copy the registration statement at the SEC Public Reference Rooms at 450 Fifth Street NW, Washington, DC 20549 or at the SEC's other public reference rooms in New York City and Chicago. You may call the SEC at 1-800-SEC-0300 for further information on the public reference rooms.

     This release contains certain forward-looking statements about the expectations and beliefs of C-MAC subject to the safe harbor created by the U.S. Private Litigation Securities Reform Act of 1995. Forward- looking statements relating to expectations about results are based upon information available to C-MAC as of today's date. C-MAC's actual financial results may differ materially. In particular, C-MAC's third quarter financial results are subject to review by C-MAC management and by C-MAC's auditors. C-MAC does not assume any obligation to update any of the forward-looking statements made in this release, and these statements are not guarantees of C-MAC.

     FOR FURTHER INFORMATION PLEASE CONTACT:

     Analysts Contacts
     Claude Michaud
     C-MAC Industries Inc.
      (514) 282-3581
     cmichaud@corp.cmac.ca

     Media Contacts
     Donna Pasteris
     C-MAC Industries Inc.
     (514) 282-3609
     dpasteris@corp.cmac.ca

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  C-MAC INDUSTRIES INC.

Date: October 23, 2001                            By: /s/ Michel Megelas
                                                     ---------------------------
                                                     Name:  Michel Megelas
                                                     Title: Legal Counsel